The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401
Telephone (713) 524-4110
 Facsimile (713) 524-4122

November 22, 2010

Maryse Mills-Apenteng, Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Phone Number: (202) 551-3457
Facsimile Number: (703) 813-6981

Re:          Income Now Consulting
Amendment No. 2 to Registration Statement on Form S-l
Filed October 8, 2010
File No. 333-167984

In response to your comment letter dated October 28, 2010, Income Now Consulting (the “Company,” “Income Now,” “we,” and “us”) has the following responses:

General

1.           Please include updated interim financial statements with your next amendment. See Rule 8-08 of Regulation S-X.

RESPONSE:

The Company has updated the amended Registration Statement filing with interim financial statements as you have requested.

Description of Business

Blank Check Company Issues

2.           We note that you have included disclosure regarding Securities Act Rule 419 governing offerings by blank check companies, which you have asserted is not applicable to you. Please explain in your response letter your reasons for including in your prospectus disclosure of this type that, according to you, does not relate to your company or business. To the extent you have reason to believe your company may fall within the definition of a blank check company under Rule 419, please advise.

RESPONSE:

The Company does not believe that it falls within the definition of a blank check company under Rule 419 and has removed the prior disclosure regarding Securities Act Rule 419 to avoid any confusion regarding the fact that the Company does not fall within the definition of a blank check and because such disclosure is inapplicable to the Company.

3.           In addition, please tell us whether you have any plans, proposals or arrangements to engage in any merger or acquisition with any companies whose lines of business are different than your own.  For instance, tell us whether you are presently negotiating or have had any negotiations, preliminary or otherwise, with any other companies in other lines of business regarding possible business combinations. In addition, tell us whether you expect or intend to engage in any such mergers or acquisitions within the next 12 months. If you have no such plans, proposals or arrangements, please include an unambiguous statement to this effect in your response letter.

RESPONSE:

The Company has confirmed to us that it does not have any plans, proposals or arrangements to engage in any merger or acquisition with any company whose line(s) of business are different from the Company; and is not negotiating with and/or has not had any negotiations with such companies, preliminary or otherwise.  The Company has also confirmed to us that it does not intend to engage in any such mergers or acquisitions within the next 12 months.

Sincerely,

/s/ John S. Gillies
John S. Gillies
Associate